Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206

GS Finance Corp. $750,000 CMS Spread-Linked Notes due 2018 guaranteed by The Goldman Sachs Group, Inc.
The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (July 30, 2018) is based on the performance of the CMS spread. The CMS spread is the 10-year CMS rate minus the 2-year CMS rate (the 10-year CMS rate and the 2-year CMS rate are the 10-year and 2-year U.S. dollar interest rate swap rate, respectively), subject to a minimum of zero. The 10-year CMS rate and the 2-year CMS rate are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see page S-14.
If the CMS spread on the determination date (July 23, 2018) is greater than or equal to the buffer level of 0.2%, which is 50% of the CMS spread of 0.4% on the trade date (January 23, 2018), you will receive the maximum settlement amount of $1,200 for each $1,000 face amount of your notes (the return on the notes will be 20%).
If the final level is less than 50% of the initial level, you will receive the sum of (i) the product of (a) $1,000 times (b) the performance rate plus (ii) $200 (the return on the notes may be positive, negative or zero). The performance rate is equal to the quotient of the final level divided by the buffer level. You will receive less than the maximum settlement amount. If the final level is less than 40% of the initial level, you will receive less than the face amount of your notes at maturity. If the final level declines, relative to the initial level, by more than 60%, you will lose 2% of the face amount of your notes for every 1% that such decline exceeds 60%.
On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
●	if the final level is greater than or equal to 50% of the initial level, $1,200;
●
if the final level is less than 50% of the initial level but greater than 40% of the initial level, the sum of (i) the product of (a) $1,000 times (b) the performance rate plus (ii) $200, which will be less than $1,200 but greater than $1,000;

●	if the final level is equal to 40% of the initial level, $1,000; or
●
if the final level is less than 40% of the initial level, the sum of (i) the product of (a) $1,000 times (b) the performance rate plus (ii) $200, which will be greater than or equal to $200 but less than $1,000.

You should read the disclosure herein to better understand the terms and risks of your investment, including our credit risk. See page S-11. The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $975 per $1,000 face amount. For a discussion of the estimated value, see the following page.
Original issue date:	January 30, 2018	Original issue price:	100% of the face amount
Underwriting discount:	1.8% of the face amount	Net proceeds to the issuer:	98.2% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman Sachs & Co. LLC
Prospectus Supplement No. 2,632 dated January 23, 2018.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $975 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●         Prospectus supplement dated July 10, 2017
●         Prospectus dated July 10, 2017
The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

CMS Spread-Linked Notes due 2018

INVESTMENT THESIS
You should be willing to forgo interest payments and risk losing a substantial portion of your investment for the potential to earn a maximum settlement amount of 120% of the face amount if the final level is greater than or equal to 50% of the initial level.
Your maximum return on your notes will not be greater than 20%. If the final level is less than 40% of the initial level, your return on the notes will be negative, and you could lose a substantial portion of your investment.
DETERMINING THE CASH SETTLEMENT AMOUNT
At maturity, for each $1,000 face amount, you will receive (in each case as a percentage of the face amount):
●	if the final level is greater than or equal to the buffer level of 50% of the initial level, a maximum settlement amount of 120%; or
●	if the final level is less than the buffer level, (a) (i) 100% times (ii) the final level divided by the buffer level plus (b) 20%.
If the final level is less than 40% of the initial level, the return on the notes will be negative and the investor could lose a substantial portion of their investment in the notes.
KEY TERMS
Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
CMS Spread:
For any day, the 10-year CMS rate minus the 2-year CMS rate (the 10-year CMS rate and the 2-year CMS rate are the 10-year and 2-year U.S. dollar interest rate swap rate, respectively), subject to a minimum of zero

Face Amount:	$750,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	January 23, 2018
Settlement Date:	January 30, 2018
Determination Date:	July 23, 2018
Stated Maturity Date:	July 30, 2018
Initial level:	0.4%, which is the CMS spread on the trade date
Final Level:	The CMS spread on the determination date
Buffer Level:	0.2%, which is 50% of the initial level
Performance Rate:	The quotient of the final level divided by the buffer level
Maximum Settlement Amount:	$1,200
CUSIP/ISIN:	40055AFD4 / US40055AFD46

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Level (as % of Initial Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	120.000%
125.000%	120.000%
100.000%	120.000%
85.000%	120.000%
70.000%	120.000%
50.000%	120.000%
42.500%	105.000%
40.000%	100.000%
39.999%	99.998%
27.500%	75.000%
22.500%	65.000%
0.000%	20.000%

RISKS
Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this prospectus supplement as well as the risks and considerations described in the accompanying prospectus dated July 10, 2017 and in the accompanying prospectus supplement dated July 10, 2017.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below and under “Specific Terms of Your Notes” on page S-18. Please note that in this prospectus supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, and  references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

Key Terms
Issuer: GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
CMS spread: for any day, the 10-year CMS rate minus the 2-year CMS rate, subject to a minimum of zero
10-year CMS rate: for any day, the 10-year U.S. dollar interest rate swap rate on such day (as described under “Specific Terms of Your Notes — CMS Spread” on page S-19, subject to adjustment as described under “Specific Terms of Your Notes — CMS Spread — CMS Rates” on page S-19 and “Discontinuance of a CMS rate” below)

2-year CMS rate: for any day, the 2-year U.S. dollar interest rate swap rate on such day (as described under “Specific Terms of Your Notes — CMS Spread on page S-19, subject to adjustment as described under “Specific Terms of Your Notes — CMS Spread — CMS Rates” on page S-19 and “Discontinuance of a CMS rate” below)

CMS rates: the 10-year CMS rate and the 2-year CMS rate. The 10-year CMS rate and 2-year CMS rate are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see page S-14.
Discontinuance of a CMS rate: if the calculation agent determines on the determination date that a CMS rate has been discontinued, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable CMS rate, provided that if the calculation agent determines there is an industry-accepted successor rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the definition of business day and the determination date to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable CMS rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate.
Specified currency: U.S. dollars (“$”)
Denominations: $1,000 and integral multiples of $1,000 in excess thereof
Face amount: each note will have a face amount of $1,000; $750,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the maximum settlement amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page S-13 of this prospectus supplement.
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the CMS spread, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-25 below. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize short-term capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.
Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
●	if the final level is greater than or equal to the buffer level, the maximum settlement amount; or
●	if the final level is less than the buffer level, the sum of (i) the product of (a) $1,000 times (b) the performance rate plus (ii) $200
Initial level: 0.4%, which is the CMS spread on the trade date
Final level: the CMS spread on the determination date
Buffer level: 0.2%, which is 50% of the initial level
Performance rate: the quotient of the final level divided by the buffer level
Maximum settlement amount: $1,200
Trade date: January 23, 2018
Original issue date (settlement date): January 30, 2018
Determination date: July 23, 2018
Stated maturity date:  July 30, 2018, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-20
No interest:  the offered notes do not bear interest
No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right
Business day:  as described under “Specific Terms of Your Notes — Special Calculation Provisions – Business Day” on page S-21
Calculation agent: GS&Co.
CUSIP no.: 40055AFD4
ISIN no.: US40055AFD46
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical CMS spreads on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of final levels that are entirely hypothetical; the CMS spread on any day throughout the life of the notes, including the final level on the determination date, cannot be predicted. The CMS spread has been highly volatile in the past — meaning that the CMS spread has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the CMS spread, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page S-11 of this prospectus supplement.  The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Maximum settlement amount	$1,200
Buffer level	50% of the initial level
Notes purchased on original issue date at the face amount and held to the stated maturity date
For these reasons, the actual performance of the CMS spread over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical CMS spreads shown elsewhere in this prospectus supplement. For information about the historical levels of the CMS spread during recent periods, see “Historical Levels of the CMS Spread” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the CMS spread between the date of this prospectus supplement and the date of your purchase of the offered notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.
The levels in the left column of the table below represent hypothetical final levels and are expressed as percentages of the initial level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final level and the assumptions noted above.
Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)

150.000%	120.000%
125.000%	120.000%
100.000%	120.000%
85.000%	120.000%
70.000%	120.000%
50.000%	120.000%
42.500%	105.000%
40.000%	100.000%
39.999%	99.998%
27.500%	75.000%
22.500%	65.000%
0.000%	20.000%
If, for example, the final level were determined to be 22.500% of the initial level, the cash settlement amount that we would deliver on your notes at maturity would be 65.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 35.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final level were determined to be 0.000% of the initial level, you would lose 80.000% of your investment in the notes. In addition, if the final level were determined to be 150.000% of the initial level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 120.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from a final level of greater than 50.000% of the initial level.
The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final levels are expressed as percentages of the initial level. The chart shows that any hypothetical final level of less than 40.000% (the section left of the 40.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final level of greater than or equal to 50.000% (the section right of the 50.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on CMS spreads that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-13.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual final level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the CMS spread and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above. The 10-year CMS rate and the 2-year CMS rate are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see page S-14.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus and in the accompanying prospectus supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus and the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. If GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of the CMS spread, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer – Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.
The Amount Payable on Your Notes Is Not Linked to the Level of the CMS Spread at Any Time Other than the Determination Date
The final level will be based on the level of the CMS spread on the determination date. Therefore, if the level of the CMS spread dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the level of the CMS spread prior to such drop in the level of the CMS spread.  Although the actual level of the CMS spread on the determination date, the stated maturity date or at other times during the life of your notes may be higher than the final level, you will not benefit from the level of the CMS spread at any time other than on the determination date.
You May Lose a Substantial Portion of Your Investment in the Notes
You can lose a substantial portion of your investment in the notes. The cash payment on your notes on the stated maturity date will be based on the performance of the CMS spread as measured from the initial level to the final level on the determination date.  If the final level declines, relative to the initial level, by more than 60%, you will lose 2% of each $1,000 face amount of your notes for every 1% that such decline exceeds 60%. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
Your Notes Do Not Bear Interest
You will not receive any interest payments on your notes. As a result, you may not receive any positive return on your investment, and the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The Potential for the Value of Your Notes to Increase Will Be Limited
Your ability to participate in any change in the CMS spread over the life of your notes will be limited because of the maximum settlement amount.  The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the CMS spread may rise beyond the initial level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in a note linked to the CMS spread in a different way or in a note bearing interest at the CMS spread.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this prospectus supplement.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected
The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if the final level is less than 40% of the initial level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:
•	the 10-year CMS rate and the 2-year CMS rate;
•	the volatility – i.e., the frequency and magnitude of changes – in the level of the CMS spread;
•	the expected future performance of the CMS spread;
•	economic, financial, regulatory, political, military and other events that affect the CMS rates generally;
•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.
You cannot predict the future performance of the CMS spread based on its historical performance. The actual performance of the CMS spread over the life of the offered notes may bear little or no relation to the historical levels of the CMS spread or the hypothetical examples shown elsewhere in this prospectus supplement.
Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes
It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAfix. If such manipulation occurred, it may have resulted in the CMS spread being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAfix (or the ICE Swap Rate) in light of these investigations may result in a sudden or prolonged increase or decrease in reported ISDAfix (or the ICE Swap Rate) or the CMS spread, which could have an adverse impact on the trading market for ISDAfix (or ICE Swap Rate)-benchmarked securities such as your notes, the value of your notes and any payments on your notes.
The CMS Rates Are Based on Hypothetical Interest Rate Swaps Referencing 3-Month USD LIBOR; U.K. Regulators Will No Longer Persuade or Compel Banks to Submit Rates for Calculation of LIBOR After 2021; Interest Rate Benchmark May Be Discontinued
The CMS rates represent the fixed rate of interest payable on hypothetical interest rate swaps with a floating leg based on 3-month USD LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR (which includes the 3-month USD LIBOR rate) after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021. It is not possible to predict the effect that this announcement or any such discontinuance or modification will have on the 3-month USD LIBOR rate, the CMS rates or your notes. If the calculation agent determines on the determination date that a CMS rate has been discontinued, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable CMS rate, provided that if the calculation agent determines there is an industry-accepted successor rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the definition of business day and the determination date to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable CMS rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. See “Specific Terms of Your Notes — Key Terms — Discontinuance of a CMS rate” on page S-5.
Regulation and Reform of “Benchmarks”, Including LIBOR and Other Types of Benchmarks, May Cause Such “Benchmarks” to Perform Differently Than in the Past, or to Disappear Entirely, or Have Other Consequences Which Cannot be Predicted
LIBOR and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on your notes.
Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks”, trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the disappearance of certain “benchmarks”. The disappearance of a “benchmark” or changes in the manner of administration of a “benchmark” could result in discretionary valuation by the calculation agent or other consequence in relation to your notes. Any such consequence could have a material adverse effect on the value of and return on your notes.
 The Historical Levels of the CMS Spread Are Not an Indication of the Future Levels of the CMS Spread
In the past, the level of the CMS spread has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS spread are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS spread is not an indication that the CMS spread is more or less likely to increase or decrease at any time, and you should not take the historical levels of the CMS spread as an indication of its future performance.

If the CMS Spread Changes, the Market Value of Your Notes May Not Change in the Same Manner
The price of your notes may move differently than the CMS spread. Changes in the CMS spread may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount Payable on Your Notes Is Not Linked to the Level of the CMS Spread at Any Time Other than the Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.
Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes
Goldman Sachs expects to hedge our obligations under the notes by purchasing listed or over-the-counter options, futures and/or other instruments linked to the CMS spread and/or CMS rates. Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the CMS spread, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffiliated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other CMS spread-linked notes whose returns are linked to the CMS spread.
In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.
Any of these hedging or other activities may adversely affect the levels of the CMS spread — and therefore the market value of your notes and the amount we will pay on your notes at maturity. In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines. In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.
Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, it acts as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker and lender. In those and other capacities, Goldman Sachs purchases, sells or holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account or for the accounts of its customers, and will have other direct or indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets. Any of Goldman Sachs’ financial market activities may, individually or in the aggregate, have an adverse effect on the market for your notes, and you should expect that the interests of Goldman Sachs or its clients or counterparties will at times be adverse to those of investors in the notes.
Goldman Sachs regularly offers a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to your notes. Investors in the notes should expect that Goldman Sachs will offer securities, financial instruments, and other products that will compete with the notes for liquidity, research coverage or otherwise.
As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On the Stated Maturity Date
As calculation agent for your notes, GS&Co. will have discretion in making certain determinations that affect your notes, including determining the final level (the CMS spread) on the determination date, which we will use to determine the amount we will pay on the stated maturity date. Further, if GS&Co. determines on the determination date that a CMS rate has been discontinued, then GS&Co. will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable CMS rate, provided that if GS&Co. determines there is an industry-accepted successor rate, then GS&Co. shall use such successor rate. If GS&Co. has determined a substitute or successor rate in accordance with the foregoing, GS&Co. in its sole discretion may determine the definition of business day and the determination date to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable CMS rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. See “Specific Terms of Your Notes — Key Terms — Discontinuance of a CMS rate” on page S-5. The exercise of this discretion by GS&Co. could adversely affect the value of your notes and may present GS&Co. with a conflict of interest. We may change the calculation agent at any time without notice and GS&Co. may resign as calculation agent at any time upon 60 days’ written notice to us.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
Certain Considerations for Insurance Companies and Employee Benefit Plans
Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.
Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, and  references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc.  Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series E”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series E medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
In addition to those terms described under “Summary Information” in this prospectus supplement, the following terms will apply to your notes:
No interest: we will not pay interest on your notes
Specified currency:
•	U.S. dollars (“$”).
Form of note:
•	global form only: yes, at DTC
•	non-global form available: no
Denominations: each note registered in the name of a holder must have a face amount of $1,000 or an integral multiple of $1,000 in excess thereof
Defeasance applies as follows:
•	full defeasance: no
•	covenant defeasance: no
Other terms:
•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below
•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to GS Finance Corp. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
We describe the terms of your notes in more detail below.
CMS Spread
In this prospectus supplement, when we refer to the CMS spread on any day, we mean the 10-year CMS rate minus the 2-year CMS rate, subject to a minimum of zero.
In this prospectus supplement, when we refer to the 10-year CMS rate on any day, we mean the rate appearing on the Reuters screen ICESWAP1 page for 10-year index maturity as of approximately 11:00 A.M., New York City time, on such day, subject to adjustment as described under “—CMS Rates” below.
In this prospectus supplement, when we refer to the 2-year CMS rate on any day, we mean the rate appearing on the Reuters screen ICESWAP1 page for 2-year index maturity as of approximately 11:00 A.M., New York City time, on such day, subject to adjustment as described under “—CMS Rates” below.
“Reuters screen” means the display on the Thomson Reuters Eikon service, or any successor or replacement service, on the page specified in this prospectus supplement, or any successor or replacement page on that service.
CMS Rates
In this prospectus supplement, when we refer to the 10-year CMS rate or the 2-year CMS rate on any day, we mean the rate appearing on the Reuters screen ICESWAP1 page for 10-year or 2-year index maturity, as the case may be, as of approximately 11:00 A.M., New York City time, on such day.
If the calculation agent determines on the determination date that a CMS rate has been discontinued, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable CMS rate, provided that if the calculation agent determines there is an industry-accepted successor rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the definition of business day and the determination date to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable CMS rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate.
Unless the calculation agent uses a substitute or successor rate as so provided, if the CMS rate cannot be determined in the manner described above, then:
•
The applicable CMS rate for the relevant day will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 A.M., New York City time, on that day. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 (ISDA) day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 10 years or 2 years, as the case may be, commencing on the relevant day, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 (ISDA) day count basis, is equivalent to the index rate that is then used in the calculation of the CMS rate with a designated maturity of three months. The calculation agent will select the five swap dealers in its sole discretion and will request the principal New York City office of each of those dealers to provide a quotation of its rate.

•
If at least three quotations are provided, the CMS rate for that day will be the arithmetic mean of the quotations described above, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

•	If fewer than three quotations are provided, the calculation agent will determine the CMS rate for that day in its sole discretion.
Payment of Principal on Stated Maturity Date
For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final level is greater than or equal to the buffer level, the maximum settlement amount; or
•	if the final level is less than the buffer level, the sum of (i) the product of (a) $1,000 times (b) the performance rate plus (ii) $200
The buffer level is 0.2%, which is 50% of the initial level. The maximum settlement amount is $1,200. The performance rate is equal to the quotient of (i) the final level divided by (ii) the buffer level.
The initial level is 0.4%. The calculation agent will determine the final level, which will be the CMS spread on the determination date, subject to a minimum rate of 0%. However, the calculation agent will have discretion to adjust the final level on the determination date or to determine it in a different manner as described under “The CMS Spread” below.
Determination Date
The determination date is July 23, 2018.
Stated Maturity Date
The stated maturity date is July 30, 2018, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.
Default Amount on Acceleration
If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the cash settlement amount on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
For the purpose of determining whether the holders of our Series E medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series E medium-term notes, holders of specified percentages in principal amount of all Series E medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series E medium-term notes, including your notes, except with respect to certain Series E medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series E medium-term notes, accelerating the maturity of the Series E medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants.
Manner of Payment
Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day will have a different meaning than it does for other Series E medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
The calculation agent in its sole discretion will make all determinations regarding the CMS spread, the 10-year CMS rate, the 2-year CMS rate, business days, the stated maturity date and the amount of cash payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
Please note that GS&Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and GS&Co. may resign as calculation agent at any time upon 60 days’ written notice to us.

Special Calculation Provisions
Business Day
When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Calculation of Interest on Debt Securities — Business Days” on page 21 in the accompanying prospectus. A day is a scheduled business day if, as of the trade date, such day is scheduled to be a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.
Default Amount
The default amount for your notes on any day (except as provided in the last sentence under “—Default Quotation Period” below) will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:
•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.
During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period
The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:
•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.
If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.
Qualified Financial Institutions
For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:
•	A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS
We will lend the net proceeds from the sale of the offered notes to The Goldman Sachs Group, Inc. or its affiliates. The Goldman Sachs Group, Inc. will use the proceeds from such loans for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
HEDGING
In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of listed or over-the-counter options, futures and other instruments linked to the CMS spread and/or the CMS rates on or before the trade date. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the CMS spread. Consequently, with regard to your notes, from time to time, we and/or our affiliates:
•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the CMS spread and/or the CMS rates, and/or
•
may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.
We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.
In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the CMS spread. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the CMS spread.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL LEVELS OF THE CMS SPREAD

The level of the CMS spread has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of the CMS spread during any period shown below is not an indication that the CMS spread is more or less likely to increase or decrease at any time during the life of your notes.  See “Additional Risk Factors Specific to Your Notes — The CMS Rates Are Based on Hypothetical Interest Rate Swaps Referencing 3-Month USD LIBOR; U.K. Regulators Will No Longer Persuade or Compel Banks to Submit Rates for Calculation of LIBOR After 2021; Interest Rate Benchmark May Be Discontinued”, “Additional Risk Factors Specific to Your Notes — Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes” and “Additional Risk Factors Specific to Your Notes — Regulation and Reform of “Benchmarks”, Including LIBOR and Other Types of Benchmarks, May Cause such “Benchmarks” to Perform Differently Than in the Past, or to Disappear Entirely, or Have Other Consequences Which Cannot be Predicted” for more information relating to the CMS spread.
You should not take the historical levels of the CMS spread as an indication of future levels of the CMS spread. We cannot give you any assurance that the future levels of the CMS spread will result in you receiving a return on your notes that is greater than the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the CMS spread during the life of your notes. The actual levels of the CMS spread during the life of your notes may bear little relation to the historical levels of the CMS spread shown below.
The graph below shows the daily historical levels of the CMS spread from January 23, 2008 through January 23, 2018. We obtained the levels in the graph below from Reuters, without independent verification.
The notes are not sponsored, endorsed, sold or promoted by ICE Benchmark Administration and ICE Benchmark Administration makes no representation regarding the advisability of investing in the notes.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax exempt organization;
•	a partnership;
•	a regulated investment company;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the CMS spread. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.
Upon the sale, exchange or maturity of your notes, you should recognize short-term capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.
No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as short-term contingent debt instruments. The discussion below addresses the tax treatment of your notes if they are treated as short-term contingent debt instruments.
Although there is no authority that specifically addresses the tax treatment of short-term notes that provide for contingent payments, it is likely that you should not recognize any income prior to the sale, exchange or maturity of the notes. If you are an initial purchaser of the notes, upon the maturity of your notes you should recognize either ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and the amount you paid for your notes. Upon a sale or exchange of your notes prior to the maturity of your notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your notes and the amount received by you upon such sale or exchange, unless you sell or exchange your notes between the determination date and the maturity date, in which case it would be reasonable for you to treat substantially all of any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. You may be required to defer interest deductions that are allocable to your purchase of the notes. For more information, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus
It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.
It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.
Possible Change in Law
On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisor concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.
Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
Backup Withholding and Information Reporting
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.
United States Alien Holders
This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:
•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisor in this regard.
Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.
Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes (including payment at maturity) made before January 1, 2019.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90‑1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and neither The Goldman Sachs Group, Inc. nor any of its affiliates has provided investment advice in connection with such person’s acquisition, disposition or holding of the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION
GS Finance Corp. has agreed to sell to GS&Co., and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement.  GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 1.75% of the face amount.
In the future, GS&Co. or other affiliates of GS Finance Corp. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.
We will deliver the notes against payment therefor in New York, New York on January 30, 2018, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
From January 1, 2018, any notes which are the subject of the offering contemplated by this prospectus supplement, the accompanying prospectus and the accompanying prospectus supplement may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. For the purposes of this provision:
(a)    the expression “retail investor” means a person who is one (or more) of the following:
(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
(ii)
a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”); and
(b)    the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), GS&Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement, the accompanying prospectus and the accompanying prospectus supplement to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:
a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;
b)
at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes referred to above shall require us or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to GS Finance Corp. or The Goldman Sachs Group, Inc.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.
The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.
This prospectus supplement, along with the accompanying prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, along with the accompanying prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the

SFA) of that corporation shall not be transferable for six months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
The notes are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this prospectus supplement nor any accompanying prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This prospectus supplement and accompanying prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.
Conflicts of Interest
GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this prospectus supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement
Page

Summary Information	S-5
Hypothetical Examples	S-7
Additional Risk Factors Specific to Your Notes	S-11
Specific Terms of Your Notes	S-18
Use of Proceeds	S-23
Hedging	S-23
Historical CMS Spreads	S-24
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-29
Supplemental Plan of Distribution	S-30
Conflicts of Interest	S-32
Validity of the Notes and Guarantee	S-33

Prospectus Supplement dated July 10, 2017

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$750,000

GS Finance Corp.

CMS Spread-Linked Notes due 2018

guaranteed by
The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC